Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Graphex Group Limited (the “Company”) will be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Thursday, 29 June 2023 at 2:30 p.m. (the “AGM”) , for the following purposes:

ORDINARY RESOLUTIONS

As ordinary business to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:

1.	to receive and consider the audited financial statements and the reports of the directors (the “Directors”) and the auditors of the Company for the year ended 31 December 2022;

2.	(a)	to re-elect Mr. Chan Yick Yan Andross as an Executive Director of the Company;

	(b)	to re-elect Mr. Tang Zhaodong as an Independent Non-executive Director of the Company;

	(c)	to re-elect Mr. Chan Anthony Kaikwong as an Independent Non-executive Director of the Company;

3.	to authorise the board of Directors of the Company (the “Board”) to fix the remuneration of all the Directors of the Company for the year ending 31 December 2023;

4.	to re-appoint Crowe (HK) CPA Limited as the auditors of the Company for Hong Kong financial reporting purpose and to authorise the Board to fix their remuneration for the year ending 31 December 2023;

5.	to re-appoint Marcum Asia CPAs LLP as the auditors of the Company for U.S. financial reporting purpose and to authorize the Board to fix their remuneration for the year ending 31 December 2023;

As special business to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:

6.	“THAT:

(a)	subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.01 each in the capital of the Company (the “Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) as amended from time to time be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the “Articles”) or the applicable laws of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this resolution by ordinary resolution of the Company’s shareholders in general meeting.”

7.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) , (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles, shall not exceed the aggregate of 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles or the applicable laws of the Cayman Islands to be held;

(iii)	the revocation or variation of the authority given to the Directors under this resolution by ordinary resolution of the Company’s Shareholders in general meeting; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

8.	“THAT:

Subject to the passing of resolutions 6 and 7 set out in this notice of the AGM, the aggregate nominal amount of Shares which are to be purchased by the Company pursuant to the authority granted to the Directors under resolution 6 set out in this notice of the AGM shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution 7 set out in this notice of the AGM.”

By order of the board
Graphex Group Limited
Lau Hing Tat Patrick, JP
Chairman

Hong Kong, 28 April 2023

Registered office:	Headquarters, head office and principal place of
Windward 3	business in Hong Kong:
Regatta Office Park	11/F, COFCO Tower
P.O. Box 1350	262 Gloucester Road
Grand Cayman	Causeway Bay
KY1-1108	Hong Kong
Cayman Islands

Notes:

1.	Any member of the Company entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time for holding the AGM. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

4.	In relation to the ordinary resolution set out in item 6 of this notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the Shareholders. The explanatory statement containing the information necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares is set out in Appendix I of the circular on, amongst others, general mandate to repurchase and issue shares to be published by the Company on 28 April 2023.

5.	For the purposes of holding the AGM, the register of members of the Company will be closed from Monday, 26 June 2023 to Thursday, 29 June 2023 (both days inclusive), for the purpose of determining the entitlement to attend and vote at the AGM scheduled to be held on Thursday, 29 June 2023. In order to be eligible to attend and vote at the AGM, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. on Friday, 23 June 2023.

As at the date of this notice, the Directors of the Company are:

Executive Directors:
Mr. Lau Hing Tat Patrick
Mr. Chan Yick Yan Andross
Mr. Qiu Bin

Non-executive Director:
Mr. Ma Lida

Independent Non-executive Directors:
Ms. Tam Ip Fong Sin
Mr. Wang Yuncai
Mr. Liu Kwong Sang
Mr. Tang Zhaodong
Mr. Chan Anthony Kaikwong

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